Exhibit 99.1

TSX: IMG    NYSE: IAG    BSE: IAMGOLD

NEWS RELEASE

IAMGOLD REPORTS RECORD THIRD QUARTER PRODUCTION

For a full explanation of results, the unaudited interim Consolidated Financial Statements, Management Discussion and Analysis, and mine statistics, please see the Company’s website www.iamgold.com. All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, November 5, 2010 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today reported its unaudited interim consolidated financial and operating results for the third quarter ended September 30, 2010. Net earnings of $40.8 million ($0.11 per share), decreased $24.1 million from the third quarter of 2009. Adjusted net earnings1 of $50.0 million ($0.13 per share1) decreased by $1.7 million from the third quarter of 2009 adjusted net earnings of $51.7 million ($0.14 per share). The primary factor between net earnings and adjusted net earnings was due to the impact of foreign exchange. In the third quarter of 2010, the Company incurred a foreign exchange loss of $9.3 million mainly related to the translation of the future income tax liabilities from local tax currencies. In the third quarter of 2009, there was an $11.6 million gain arising from foreign exchange variation on cash held in Canadian dollars resulting from the equity financing during the first quarter of 2009.

“We are pleased to report a new record for quarterly gold production as we produced 256,000 attributable ounces in the third quarter 2010 at a weighted average cash cost1 of $577 per ounce,” said Steve Letwin, IAMGOLD’s new President and CEO. “The most significant event in the third quarter was the start-up of our Essakane Gold mine in Burkina Faso. Although we are currently experiencing a mechanical issue with the SAG mill, Essakane already contributed to increased production and lower average costs in the third quarter. I thank our employees in Burkina Faso, and the development team from Québec that worked with them during the start-up. We are very proud of how quickly they have brought this world-class asset into production on budget. Ramping up Essakane and driving operational performance at all of our operations will be the near-term focus for IAMGOLD, enhancing our ability to compete for growth opportunities. In addition, on behalf of the entire organization, I extend my thanks to Peter C. Jones for his leadership as our interim CEO for the past ten months.”

Overall attributable gold production of 256,000 ounces in the third quarter of 2010 outpaced production in both the third quarter of 2009 (244,000 ounces) and the second quarter of 2010 (190,000 ounces). The 66,000-ounce production improvement from the second quarter of 2010 included the first 42,000 attributable ounces of gold from the newly commissioned Essakane mine and 13,000 ounces from the initial milling campaign of 2010 at the Mouska mine in Québec. In addition, production increased by 19,000 ounces at the Rosebel mine in Suriname (from 82,000 ounces in the second quarter to 101,000 ounces), which more than offset lower production at the Yatela mine in Mali and the Tarkwa mine in Ghana, where we have a 18.9% interest. Third quarter attributable production at the Mupane mine in Botswana also increased to 16,000 ounces from 13,000 ounces in the second quarter of 2010.

Weighted cash costs1 averaged $577 per ounce in the third quarter of 2010, as compared with the previous quarter when cash costs1 averaged $623 per ounce. This significant improvement in cash costs1 was mainly the result of higher gold production at Rosebel, which was 23% higher than the second quarter of 2010 as grades improved considerably with the advent of the dry season allowing access to higher grade ore. The weighted average cash costs1 also declined due to realized production from the

[1]

Adjusted net earnings and adjusted net earnings per share, Cash cost per ounce, and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP financial measures. Refer to Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Essakane mine, which contributed 42,000 ounces at $459 per ounce. The cash cost1 at Essakane is expected to drop in the fourth quarter as it benefits from increased production and it continues to ramp up to full throughput capacity.

THIRD QUARTER 2010 HIGHLIGHTS

Financial Results and Position

•

Net earnings of $40.8 million ($0.11 per share), decreased $24.1 million from the third quarter of 2009. Adjusted net earnings[1] of $50.0 million ($0.13 per share1) decreased by $1.7 million from the third quarter of 2009 adjusted net earnings of $51.7 million ($0.14 per share). The impact of a higher gold price was more than offset by a lower volume of ounces sold, higher mining costs and higher taxes.

•

Operating cash flow was $64.9 million ($0.17 per share2), a decrease of 27% compared to $89.3 million ($0.24 per share) in the third quarter of 2009. The decrease is mainly due to the ramp-up investment in inventory and supplies for the new Essakane mine.

•

The Company’s financial position continued to be strong with $593.4 million in available funds and reflects an increase from last quarter as the spending on the construction phase of Essakane has concluded. Cash, cash equivalents and gold bullion (at market) were $243.4 million. The available credit was $350.0 million at September 30, 2010.

Production and Cash Cost1

•	Record gold production of 256,000 ounces with average cash cost[1] of $577 per ounce.

•

Essakane commercial production began on July 16, 2010 with production of 47,000 ounces (attributable ounces of 42,000) at a cash cost[1] of $459 per ounce during the third quarter. In the third quarter of 2010, due to ramp-up timing, only 18,000 ounces were sold from the Essakane production. Cash costs[1] were also impacted by the operation ramp-up which is expected to normalize in the fourth quarter.

•	Strong niobium production of 1.1 million kilograms, an 8% increase over the third quarter of 2009, and an operating margin[1] of $19 per kilogram.

Essakane Mine, Burkina Faso

•

Essakane gold mine achieved commercial production effective July 16, 2010. The plant began to process material in late June 2010 and met targeted performance criteria consistently for 30 consecutive days (the “start-up period”) in order to declare commercial production.

•

Throughput at the mill is ramping up and averaged over 17,400 tonnes per day in September with peaks of 23,000 tonnes per day. The current objective is to average over 24,500 tonnes per day when processing soft rock in the initial years of the operation. The site produced 47,000 ounces of gold during its first production quarter. Sales were lower than expected as a result of the timing of shipments and the fact that the operation was still in ramp up phase.

•

Essakane is currently experiencing a mechanical issue with the SAG mill, which has been down for the first five days of November. As the nature and the timing of the resolution of the issue are uncertain, the Company’s production guidance for the year has been adjusted downwards based on the assumption that Essakane will not be operational for a period of three weeks. The Company plans to make an announcement once the issue is resolved or should it extend beyond three weeks.

•

On October 20, 2010, the Company launched a feasibility study to review the expansion of the Essakane mine. The expansion could potentially increase production from the currently estimated life-of-mine average production of 315,000 ounces per year to an estimated range of between

[2]

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

450,000 and 470,000 ounces per year. Assuming a positive outcome of the study, construction could commence in the fourth quarter of 2011, for completion by 2013.

2010 Revised Guidance

•

Given the shut-down at Essakane and an updated production ramp up assumption at Essakane, the Company has revised its gold production guidance from a range of between 980,000 and 1,010,000 ounces to a range of between 940,000 and 970,000 ounces. Although the CIL plant is running well, subsequent to the end of the third quarter, Essakane experienced some electrical problems with its grinding mill. Until these problems are resolved, management will maintain a broad range for its production guidance.

•

In recognition of lower production at Essakane, the Company has revised its guidance for the average cash costs[1] for gold from a range of between $530 and $550 per ounce to a range of between $565 and $585 per ounce. This also reflects the impact of an increasing gold price on royalty costs.

Development Projects

•

At the Westwood project in Québec, shaft sinking is expected to achieve a depth of 1,100 metres by year end. The exploration and ore delineation drilling programs continue to validate prior resource models. Commercial production at Westwood is expected to commence in early 2013.

•	The Sadiola sulphide project feasibility study is expected to be completed before the end of 2010.

Financial Results

Revenues were $254.1 million in the third quarter of 2010, an 8% increase from the third quarter of 2009 mainly due to an increase in gold prices. Notwithstanding production of ounces of gold were up 5%, ounces sold were down 11% mainly due to the Essakane production ramp profile and mid-September start of batch processing at Mouska.

In the third quarter of 2010, net earnings were $40.8 million ($0.11 per share) as compared to $64.9 million ($0.18 per share) in the third quarter of 2009. Adjusted net earnings1 of $50.0 million ($0.13 per share1) decreased by $1.7 million as compared to the third quarter of 2009 adjusted net earnings of $51.7 million ($0.14 per share).

Financial Position

The Company’s cash, cash equivalents and gold bullion (at market value) position remains strong with $243.4 million available at September 30, 2010 compared to $300.1 million available at December 31, 2009. During the first nine months of 2010, cash and cash equivalents decreased mainly due to capital expenditures at the development projects partially offset by operating cash flows from existing operations and dividends received from working interests. The Company’s financial position reflects an increase from last quarter as the construction phase of Essakane has transitioned to commercial production starting July 16, 2010. As at September 30, 2010, $350.0 million was available under the credit facility.

In 2010, the Company plans total capital expenditures of $408.0 million. Exploration expenses for the year are expected to be approximately $42.6 million. The Company is well positioned to fund its 2010 requirements for exploration and development projects. Capital expenditures in the third quarter of 2010 were $56.6 million ($307.5 million during the first nine months of 2010). The Company also advanced the Westwood development project. Mill expansion and paste backfill projects at the Niobec mine were completed.

In September 2010, the Company issued 403,064 additional flow-through shares at C$24.81 per share for gross proceeds of C$10.0 million to fund prescribed resource expenditures on the Westwood project. This is in addition to previously issued flow-through shares in March 2010, with 1,575,000 flow-through shares at C$20 per share for gross proceeds of C$31.5 million.

Production and Cash Cost1

Gold production for the third quarter of 2010 was a record 256,000 attributable ounces at an average cash cost1 of $577 per ounce. IAMGOLD’s attributable gold production in the third quarter of 2010 increased by 12,000 ounces or 5% compared to the third quarter of 2009. The increase was mainly the result of the beginning of commercial production at the Essakane mine, and higher throughput at Mupane, partially offset by the closure of the Doyon mine in December 2009, the stockpiling of ore at the Mouska mine and lower grades at Yatela and Rosebel.

The consolidated average cash cost1 rose in the third quarter of 2010 to $577 per ounce compared to $457 per ounce in the third quarter of 2009. Increasing costs at near-end-of-life mines and higher energy costs contributed to higher cash costs1 in the third quarter of 2010. Sharply higher gold price forecasts have led us to apply lower cut-off grades at many of our operations. As a result, these operations are mining lower ore grades in the short term, but maximizing the economic benefit by extending the mine lives and creating the opportunity for investment in mill expansions. Concurrent with the lower grades, cash costs1 are slightly higher, but the high gold prices are driving higher margins.

Niobium production in the third quarter of 2010 was 1.1 million kilograms of contained niobium, up 8% versus the equivalent period from a year earlier primarily as a result of higher grades and higher throughput. The operating margin1 was $19 per kilogram of niobium, 6% higher compared to the third period of 2009. Construction of the mill expansion was completed during the third quarter of 2010. The mill expansion will increase mill throughput by 24% and was designed to match throughput to the mining hoisting capacity. The Company began backfilling following the completion of construction of the paste backfill plant and associated underground infrastructure which occurred during the second quarter of 2010. This initiative will enable near complete extraction of the ore body at lower levels of the mine by using mill tailings mixed with binding material, significantly reducing the need to leave behind natural ore pillars.

Development Projects

In the third quarter of 2010, the Company’s total development project expenditures were $32.2 million ($199.0 million during the first nine months of 2010) mainly related to Essakane in Burkina Faso and Westwood in Northern Québec.

Canada – Westwood Project – On Schedule for Early 2013

Development of the Westwood project is on schedule with commercial production planned for early 2013. Project expenditures in the third quarter of 2010 totaled $19.2 million ($69.5 million during the first nine months of 2010), with significant infrastructure preparation and construction. Shaft sinking has reached 1,030 metres compared to a depth of 1,100 metres expected by year end as the next step in a multi-year development plan. Significant exploration drilling and resource delineation drilling programs are underway, with 54,500 metres completed as the end of September 2010 of a total of 71,500 metres of drilling planned for 2010.

Exploration

IAMGOLD’s exploration efforts remain focused in West Africa, select countries of South America, and the province of Québec in Canada. With a strategic mandate for organic growth, the Company has numerous projects already underway and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth. In line with the Company’s growth strategy, IAMGOLD plans to incur $86.8 million in 2010 in exploration activities, a $9.1 million increase from original plans, accelerating work on promising results at the Company’s joint ventures in West Africa and the Charmagne discovery in Suriname as well as supplemental funding for near-mine exploration.

In the third quarter of 2010, IAMGOLD incurred $18.5 million on exploration projects, a 31% increase from $14.1 million in the third quarter of 2009. The 2010 third quarter expenditures included:

•

Near-mine exploration and resource development expenditures of $8.0 million. The full-year program includes an estimated 91,000-metre, $14.0 million resource expansion and delineation drilling program at Rosebel in Suriname, a 50,000-metre, $9.6 million drill delineation program at Essakane in Burkina Faso, and $9.5 million for nearly 72,000 metres of exploration and resource expansion drilling at the Westwood development project in Québec; and

•

Greenfield exploration of $10.5 million conducted at 16 projects, including two advanced exploration sites, in 11 countries in Africa and the Americas as part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

SUMMARIZED FINANCIAL RESULTS

(in $ millions)	September 30 2010	% Change		December 31 2009

Financial Position	$			$
Cash and cash equivalents and gold bullion
• at market value	243.4	(19%	)	300.1
• at cost	153.1	(34%	)	231.8
Total assets	3,212.4	7%		2,996.8
Shareholders’ equity	2,637.6	9%		2,416.7

		Third quarter ended September 30			Nine months ended September 30
(in $ millions, except where noted)	2010	% Change		2009	2010	% Change		2009
Results of Operations	$			$	$			$
Revenues	254.1	8%		235.2	708.2	9%		649.1
Mining costs	128.6	17%		109.9	354.5	15%		307.6
Depreciation, depletion and amortization	36.3	(8%	)	39.4	97.4	(12%	)	110.5
Earnings from mining operations	89.2	4%		85.9	256.3	11%		230.9
Earnings from working interests	15.1	66%		9.1	38.7	61%		24.0
Total earnings from operations and working interests[3]	104.3	10%		95.0	295.0	16%		254.9
Net earnings	40.8	(37%	)	64.9	135.3	(16%	)	161.5
Basic net earnings per share ($/share)	0.11	(39%	)	0.18	0.36	(22%	)	0.46
Diluted net earnings per share ($/share)	0.11	(39%	)	0.18	0.36	(22%	)	0.46
Adjusted net earnings[1]	50.0	(3%	)	51.4	141.1	23%		114.7
Basic and diluted adjusted net earnings per share ($/share)[1]	0.13	(7%	)	0.14	0.38	15%		0.33
Cash Flows
Operating cash flow	64.9	(27%	)	89.3	193.8	2%		189.5
Key Operating Statistics
Gold Mines (IMG share)
Gold sales (000 oz)	216	(11%	)	244	630	(11%	)	711
Average realized gold price ($/oz)	1,237	29%		961	1,182	29%		915
Attributable gold produced (000 oz)	256	5%		244	652	(8%	)	705
Cash cost ($/oz)[1]	577	26%		457	574	27%		452
Niobium Mine
Niobium sales (000 kg Nb)	1,089	1%		1,082	3,239	12%		2,896
Niobium production (000 kg Nb)	1,057	8%		982	3,294	15%		2,870
Operating margin ($/kg Nb) [1]	19	6%		18	19	(5%	)	20

[3]	The total earnings from operations and working interests is a non-GAAP measure. Refer to the consolidated interim statement of earnings for reconciliation to GAAP measures.

ATTRIBUTABLE GOLD PRODUCTION AND CASH COST1 PER OUNCE

The table below presents the production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost1 of production.

	Attributable Production		Total Cash Cost(a)		Attributable Production		Total Cash Cost(a)
	Third quarter ended September 30		Third quarter ended September 30		Nine months ended September 30		Nine months ended September 30
	2010	2009	2010	2009	2010	2009	2010	2009
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator
Rosebel (95%)	101	106	484	403	276	293	499	387
Essakane (90%)	42	-	459	-	42	-	459	-
Doyon division (100%)	13	30	456	517	15	85	429	523
Mupane (100%)	16	11	964	744	42	40	897	696
Joint Venture
Sadiola (41% in 2010; 38% in 2009)	30	32	659	525	89	103	611	441
Yatela (40%)	9	22	1,243	251	51	61	678	347
	211	201	572	442	515	582	563	434
Working Interests
Tarkwa (18.9%)	34	33	590	511	105	93	602	516
Damang (18.9%)	11	10	623	572	32	30	657	610
	45	43	598	525	137	123	615	539
Total / Weighted average	256	244	577	457	652	705	574	452

The following table details the royalty expense included in cash cost1.

	Third quarter ended September 30			Nine months ended September 30
Cash cost(a) per ounce of gold	2010	% change	2009	2010	% change	2009
	$/oz		$/oz	$/oz		$/oz
Cash cost(a) excluding royalties	532	28%	417	521	26%	413
Royalties	45	13%	40	53	36%	39
Cash Cost(a)	577	26%	457	574	27%	452

(a)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

NIOBIUM PRODUCTION, SALES AND OPERATING MARGIN

	Third quarter ended September 30			Nine months ended September 30
	2010	% change	2009	2010	% change		2009
Operating results – Niobium Mine
Niobium production (000 kg Nb)	1,057	8%	982	3,294	15%		2,870
Niobium sales (000 kg Nb)	1,089	1%	1,082	3,239	12%		2,896
Operating margin ($/kg Nb)(a)	19	6%	18	19	(5%	)	20

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED PRICE

The following table presents the total ounces of gold sold and the realized gold price per ounce.

	Gold sales		Realized gold price		Gold sales		Realized gold price
	Third quarter ended September 30		Third quarter ended September 30		Nine months ended September 30		Nine months ended September 30
	2010	2009	2010	2009	2010	2009	2010	2009
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator and Joint Venture	171	201	1,241	960	493	588	1,183	912
Working interests	45	43	1,225	964	137	123	1,178	931
Total(a)	216	244	1,237	961	630	711	1,182	915

(a)

Attributable sales volume for the third quarters of 2010 and 2009 were 210,000 ounces and 239,000 ounces, respectively, and for the first nine months of 2010 and 2009, 614,000 ounces and 697,000 ounces, respectively, after taking into account 95% of Rosebel sales and 90% of the Essakane sales.

ADJUSTED NET EARNINGS

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information, but do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP. Adjusted net earnings represent net earnings excluding certain impacts, net of tax, such as impairment charge, unrealized derivative gain or loss on gold Mupane hedging, gain on sale of gold bullion and marketable securities, foreign exchange gain or loss, and executive severance costs. These measures are not necessarily indicative of net earnings or cash flows as determined under GAAP.

The following table provides a reconciliation of net earnings to adjusted net earnings as per the unaudited interim consolidated statement of earnings.

	Third quarter ended September 30		Nine months ended September 30
	2010	2009	2010	2009
(in $ millions, except for number of shares and per share amounts)	$	$	$	$
Net earnings	40.8	64.9	135.3	161.5
Impairment charge	-	-	-	9.3
Unrealized derivative loss on gold Mupane hedging	1.0	-	8.4	-
Gain on sale of gold bullion	-	-	-	(30.7)
Gain on sales of marketable securities	(1.1)	(1.7)	(8.8)	(2.0)
Foreign exchange loss (gain)	9.3	(11.5)	4.5	(24.9)
Executive severance costs	-	-	1.7	1.5
	9.2	(13.2)	5.8	(46.8)
Adjusted net earnings	50.0	51.7	141.1	114.7
Weighted average number of common shares outstanding (in millions)
Basic	372.1	367.5	370.9	347.9
Diluted	373.9	369.5	372.9	349.4
Basic net earnings per share	0.11	0.18	0.36	0.46
Diluted net earnings per share	0.11	0.18	0.36	0.46
Basic adjusted net earnings per share	0.13	0.14	0.38	0.33

OPERATIONS SUMMARY

IAMGOLD’s objectives include maximizing the success of its mining operations. The Company’s third quarter 2010 operations results are summarized below.

Rosebel Mine, Suriname

Gold production during the third quarter of 2010 was 5% lower compared to the same period last year primarily as a result of lower head grades. However, gold production was 23% higher than the previous quarter as grades improved considerably with the advent of the dry season. Gold recoveries were higher than the prior year quarter. The additional leach tanks commissioned in early part of the fourth quarter are expected to have a positive impact of gold recoveries.

Cash costs1 per ounce were up in the third quarter of 2010 due to lower gold production from lower gold grades, higher royalties from a 28% increase in realized gold prices, and higher energy costs.

Essakane Mine, Burkina Faso

Essakane gold mine achieved commercial production effective July 16, 2010. The plant began to process material in late June 2010 and met previously targeted performance criteria consistently for 30 consecutive days (the “start-up period”) in order to declare commercial production.

Throughput at the mill is ramping up and averaged over 17,400 tonnes per day in September with peaks of 23,000 tonnes per day. The current objective is to average over 24,500 tonnes per day or 9.0 million tonnes per annum in 2011 when processing soft rock in the initial years of the operation. The site produced 47,000 ounces of gold during its first production quarter. Sales were lower than expected as a result of the timing of shipments and the fact that the mine was still in ramp up phase.

On October 20, 2010, the Company launched a feasibility study to review the expansion of the Essakane mine. The decision to proceed with the study was based on positive results from the ongoing drill campaign and on the findings of a recently completed conceptual study. The feasibility study is scheduled for completion in the third quarter of 2011. The current mine plan includes processing of soft rock for the first three years at a rate of 9.0 million tonnes per year starting in 2011, followed by approximately nine years of processing hard rock. The study is expected to demonstrate that the hard rock capacity of the mine could be expanded to process approximately 10.8 million tonnes per year versus the current plant capable of processing 5.4 million tonnes per year. The expansion could potentially increase production from the currently estimated life-of-mine average production of 315,000 ounces per year to an estimated range of between 450,000 and 470,000 ounces per year. Assuming a positive outcome of the study, construction could commence in the fourth quarter of 2011. The Company has committed to incur $14.0 million to complete the feasibility study, including a provision to place advance orders for some equipment that require long lead-times for delivery within the expansion schedule.

Doyon Division, Canada

The Doyon mine ended operations in December 2009. In the fourth quarter of 2009, the Company approved a program to extend the life of the Mouska mine to early 2012, through the use of paste backfill produced from the Doyon paste plant.

As a cost reduction initiative, the ore mined from Mouska during the first eight and a half months of 2010 was stockpiled to be batch processed. Mouska started processing ore in mid-September 2010 and is expected to complete processing its ore stockpiles before the end of the year.

Mupane Mine, Botswana

Gold production was 45% higher during the third quarter of 2010 than in the third quarter of 2009, as a result of higher mill throughput with improved performance of the ball mill.

Cash cost1 per ounce of gold was higher in the third quarter of 2010 compared to the third quarter of 2009, primarily as a result of a higher strip ratio, higher energy costs and higher royalties on increasing gold prices.

Sadiola Mine, Mali

Attributable gold production decreased in the third quarter of 2010 compared to the third quarter of 2009 as a result of lower grades. The mine processed higher quantities of oxides in the current quarter as compared to the prior year quarter which resulted in higher throughput and recoveries. The mine continued its waste stripping effort during the quarter.

Cash cost1 per ounce of gold rose during the 2010 third quarter compared to the third quarter of 2009 primarily as a result of lower production from lower grades, higher energy costs, and higher royalties from higher gold prices realized.

Yatela Mine, Mali

Gold production was lower by 59% in the third quarter of 2010 compared to the third quarter of 2009 as a result of the gold grade of ore stacked in prior periods. After the completion of mining the bottom of the main pit in early 2010, mine production has shifted to a longer-haul satellite pit which resulted in lower grades and higher waste stripping. As a result, gold stacked decreased in the third quarter of 2010. In comparison, higher grade fresh ore was being mined in the prior year.

Cash costs1 per ounce were significantly higher during the third quarter of 2010 compared to the third quarter of 2009, primarily as a result of higher waste stripping costs due to an increase in the mining contractor fee structure, lower gold production from lower grades, and higher royalty costs from higher realized gold prices.

Tarkwa Mine, Ghana

Attributable gold production in the third quarter of 2010 was higher compared to the third quarter of 2009 as a result of higher gold grades from ore stacked on the heap leach pads in prior periods.

Cash costs1 in the third quarter of 2010 were up compared to the third quarter of 2009 as a result of energy costs and higher contractor costs. Royalties were lower during the third quarter as the Company adjusted the royalty rate back to 3% for 2010. The increased rate of 5% will only take effect in March 2011.

Damang Mine, Ghana

Attributable gold production during the third quarter of 2010 increased from the third quarter of 2009 due to higher grades and higher throughput as a result of commissioning the secondary crusher.

Cash costs1 were up during the 2010 third quarter compared to the third quarter of 2009 due to rising contractor costs. Royalties were lower during the third quarter as the Company adjusted the royalty rate back to 3% for 2010. The increased rate of 5% will only take effect in March 2011.

Niobec Niobium Mine, Canada

Niobium production during the third quarter of 2010 was 8% higher compared to the third quarter of 2009 primarily as a result of higher grades and higher throughput.

Niobium revenues rose to $40.4 million in the third quarter of 2010 from $39.7 million in the third quarter of 2009 due to increases in sales prices.

The operating margin per kilogram of niobium increased during the third quarter of 2010 compared to the third quarter of 2009 as a result of higher niobium prices partially offset by the strengthening of the Canadian dollar.

Construction of the mill expansion began in June 2009 was completed during the third quarter of 2010 with expenditures of $22.9 million in 2010 compared to an estimate of $24.0 million. The mill is expected to ramp up from an average throughput of 210 tonnes per hour to 260 tonnes per hour by the end of the year. The mill is now averaging 240 tonnes per day. The mill expansion will increase mill throughput by 24% and was designed to match throughput to the mining hoisting capacity.

The Company began backfilling following the completion of construction of the paste backfill plant and associated underground infrastructure which occurred during the second quarter of 2010. This initiative will enable near complete extraction of the ore body at lower levels of the mine by using mill tailings mixed with binding material, significantly reducing the need to leave behind natural ore pillars.

CONFERENCE CALL

A conference call will be held on Friday, November 5, 2010 at 11:00 a.m. (Eastern Daylight Time) for a discussion with management regarding the Company’s operating performance and financial results for the third quarter. A webcast of the conference call will be available through the Company’s website – www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-866-551-1530 or 1-212-401-6700 Passcode: 3099155#. A replay of this conference call will be available from 6:00 p.m. November 5th, 2010. Access this replay by dialing: North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 266831#

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “mineral resources”, that the SEC guidelines strictly prohibit the Company from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2009 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 8 gold mines on 3 continents. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and in the Canadian provinces of Ontario and Québec, where it also operates a niobium mine.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation

Tel: (416) 360-4743    Mobile: (647) 403-5520    Toll-free: 1 888 464-9999    info@iamgold.com

Please note:

This entire news release may be accessed via IAMGOLD’s website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.iamgold.com.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.